Exhibit 99.1

THIRD QUARTER 2020 EARNINGS CONFERENCE CALL OCTOBER 30, 2020

FORWARD LOOKING INFORMATION 2 Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : forecast capital expenditures and expected funding sources for 2020 and 2021 - 2025 ; the 2035 carbon emissions reduction target and projected asset mix ; targeted average annual dividend growth through 2025 ; the expected timing, outcome and impacts of regulatory decisions, including the expectation that new rates will be approved at TEP prior to the end of 2020 ; the nature, timing, benefits and costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 5 to 69 kV Transmission Conversion Project, UNS Energy Vail to Tortolita Transmission Project and Oso Grande Wind Project, FortisBC Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project, Tilbury 1 B and Tilbury Resiliency Tank and Advanced Metering Infrastructure Project ; and forecast debt maturities for 2021 - 2025 . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information . Such assumptions include, but are not limited to : no material adverse effects from the COVID - 19 pandemic ; reasonable regulatory decisions and the expectation of regulatory stability ; the implementation of the five - year capital expenditure plan ; no material capital project or financing cost overrun ; sufficient human resources to deliver service and execute the capital expenditure plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base .

BARRY PERRY PRESIDENT & CHIEF EXECUTIVE OFFICER

THIRD QUARTER BUSINESS UPDATE • PRESIDENT & CEO SUCCESSION • 2021 - 2025 FIVE - YEAR OUTLOOK • ~6% Q4 DIVIDEND INCREASE AND GUIDANCE TO 2025 ANNOUNCED • CORPORATE - WIDE CARBON REDUCTION TARGET • SAFE & RELIABLE SERVICE DURING COVID - 19 4

DAVID HUTCHENS CHIEF OPERATING OFFICER

SAFE AND RELIABLE SERVICE DURING COVID-19



- ✓ Essential workers operating electricity grids and natural gas networks
- ✓ Locally operated utilities working with customers and regulators
- ✓ Strong safety performance
- ✓ Q3 2020 sales up **~3%** at utilities not protected by regulatory mechanisms

~82% OF REVENUES PROTECTED BY REGULATORY MECHANISMS OR FROM RESIDENTIAL SALES[1]

UNS Energy

- Q3 retail sales ↑ ~5%; excluding weather, retail sales ↑ ~1%
  - Residential sales ↑ ~13% mainly due to weather
  - Commercial and industrial sales ↓ ~3%

Other Electric

- Q3 sales ↓ ~1% primarily driven by decline in Caribbean tourism
  - Caribbean sales ↓ ~10% due to lower commercial sales
  - Eastern Canadian sales ↓ ~1%

(1) ~63% of annual revenues protected by regulatory mechanisms from changes in sales. Remaining ~37% of annual revenues consists of ~19% residential and ~18% commercial and industrial revenues. Revenues not protected by regulatory mechanisms relate primarily to UNS Energy and Other Electric segment.

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7 7 2019A 2020F 2020F $2.9B $4.3B Note: US dollar - denominated capital expenditures converted at USD:CAD foreign exchange rate of $1.33 for 2019 and forecasted at $1.36 for 2020. $1.4B Q4 Capital Expenditures September Year - to - Date Capital Expenditures $3.8B $1.2B $2.6B ON TRACK TO INVEST $4.3B IN 2020

CORPORATE - WIDE CARBON EMISSIONS REDUCTION TARGET OF 75% BY 2035 COMPARED TO 2019 LEVELS - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 2019 2021 2023 2025 2027 2029 2031 2033 2035 Ktonnes CO 2 equivalent Carbon Reduction Emissions Projection » Industry leader in sustainability with shorter timeframe for reduction and using current base year of 2019 » Focused on reducing Scope 1 emissions » Target to be largely achieved through TEP’s carbon emissions reduction plan » Sustainability focus and clean energy initiatives throughout company support target PROVIDES CUSTOMERS WITH CLEANER ENERGY 8 Reduction in Scope 1 Emissions by 2035 Using a 2019 Base Year 2019 Emissions Load Growth 2035 Projected Emissions Without Reductions TEP GHG Reductions Other Utilities' GHG Reductions Exiting All Coal - Fired Generation by 2032

5 - YEAR CAPITAL PLAN & RATE BASE GROWTH OUTLOOK 9 9 LOW RISK , HIGHLY EXECUTABLE CAPITAL PLAN 2020F 2025F Regulated - Canadian & Caribbean Electric & Gas Regulated - U.S. Electric & Gas Regulated - Independent Electric Transmission (ITC) RATE BASE (1) $40.3B $30.2B 5 - YEAR CAPITAL PLAN $19.6B (1) US dollar - denominated rate base translated at a forecast USD:CAD foreign exchange rate of $1.32. Electric 80% Gas 20% Major Projects Smaller Projects 15% 85%

10 6 % AVERAGE ANNUAL DIVIDEND GROWTH GUIDANCE TO 2025 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20F $0.5 $1.0 $1.5 $2.0 47 YEARS OF CONSECUTIVE DIVIDEND INCREASES DIVIDEND GUIDANCE SUPPORTED BY LONG - TERM GROWTH STRATEGY

JOCELYN PERRY EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

12 THIRD QUARTER RESULTS » $484M Net Gain on Waneta Asset Sale in Q2 2019 » $27M Favourable Impact of May 2020 FERC order at ITC • Rate Base Growth • Weather in Arizona • Q4 2019 Share Issuance • Earnings at ITC Q3 Adjusted EPS Impacted by: Reported EPS Includes: (1) Non - US GAAP measure $0.63 $0.64 Q3 2020 Q3 2019 REPORTED EPS ADJUSTED EPS (1) $1.89 $3.02 YTD 2020 YTD 2019 $0.65 $0.66 Q3 2020 Q3 2019 $1.88 $1.93 YTD 2020 YTD 2019 $0.05 YTD COVID - 19 EPS Impact

THIRD QUARTER EPS DRIVERS 13 $0.66 $0.02 $0.02 $0.01 ( $0.02 ) ( $0.04 ) $0.65 Q3 2019 Adjusted EPS U.S. Electric & Gas Corporate & Other Energy Infrastructure U.S. Transmission (ITC) Weighted Average Shares Q3 2020 Adjusted EPS (1) Non - US GAAP measure (2) Reflects common shares issued under the $1.2B equity issuance in Q4 2019 (1) (1) (2) Q3 EPS tempered by earnings at ITC and advanced equity issuance in 2019

SEPTEMBER YEAR - TO - DATE EPS DRIVERS 14 $1.93 $0.04 $0.02 $0.01 $0.01 $0.01 ( $0.01 ) ( $0.13 ) $1.88 Q3 YTD 2019 Adjusted EPS Western Canadian Electric & Gas Energy Infrastructure Foreign Exchange U.S. Transmission (ITC) Corporate & Other Other Electric Weighted Average Shares Q3 YTD 2020 Adjusted EPS (3) (1) Non - US GAAP measure (2) Reflects higher average USD:CAD foreign exchange rate of $1.36 for Q3 YTD 2020 versus $1.33 for Q3 YTD 2019 (3) Reflects common shares issued under the $1.2B equity issuance in Q4 2019 (1) (1) (2) YTD EPS tempered by regulatory lag at UNS, COVID - 19 impacts and advanced equity issuance in 2019

APPENDICES 15 2021 - 2025 FUNDING PLAN CREDIT FACILITIES ($B) 1.0 1.3 4.8 4.3 Utilized Remaining Capacity Sep. 30, 2020 Dec. 31, 2019 $3B+ IN LONG - TERM DEBT ISSUED YEAR - TO - DATE 2020 » Strong access to debt markets » Highlighted by inaugural green bonds at FortisBC and TEP • FortisBC - $200M 30 - year 2.54% • TEP – US$300M 10 - year 1.50% Cash From Operation s (1) 61% Debt (3) 33% DRIP (2) 6% 5 - YEAR CAPITAL PLAN $19.6B (1) Cash from operations after dividends and including customer contributions. This is a non - US GAAP measure. (2) Includes funds from the Corporation’s dividend reinvestment and employee stock purchase and options plans. (3) Regulated and corporate debt issuances, net of repayments. FUNDING PLAN & STRONG LIQUIDITY MAINTAINING INVESTMENT - GRADE CREDIT RATINGS

UPDATE ON REGULATORY PROCEEDINGS 16 • Notice of Proposed Rulemaking (NOPR) on Incentives – Transmission Incentive NOPR issued in March 2020; comments filed in July 2020 and awaiting next steps • TEP General Rate Application – Hearings concluded in June 2020; decision expected in late 2020 • General Rate Application – Rate case filed in August 2020 with NYPSC requesting an electric rate increase of US$33 million and gas delivery rate increase of US$14 million; decision expected in mid - 2021 • Generic Cost of Capital Proceeding – Currently approved ROE and equity thickness parameters extended on a final basis for 2021; new proceeding to establish post - 2021 parameters expected to commence in 2021 • AESO Tariff Application – Additional procedural steps completed in September 2020; decision expected in late 2020

WHY INVEST IN FORTIS? 17 Strong Growth Profile Well - Run Businesses Virtually All Regulated Focused on Energy Delivery ESG Leader 6% Dividend Guidance Highly Diversified Innovative

EXPECTED UPCOMING EVENTS 18 UPCOMING EVENTS EXPECTED EARNINGS RELEASE DATES EEI – 55 th Financial Conference November 9 - 11, 2020 Q4 2020 February 12, 2021 Q1 2021 May 5, 2021

THIRD QUARTER 2020 EARNINGS CONFERENCE CALL OCTOBER 30, 2020

20 Third Quarter Variance Analysis by Segment ($millions, except weighted average shares and EPS) Q3 2020 Adjustment Adjusted Q3 2020 (1) Q3 2019 Adjustment Adjusted Q3 2019 (1) Adjusted Q3 Variance Regulated – Independent Electric Transmission ITC 101 - 101 107 - 107 (6) Regulated – US Electric & Gas UNS Energy 144 - 144 139 - 139 5 Central Hudson 19 - 19 16 - 16 3 163 - 163 155 - 155 8 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy (21) - (21) (22) - (22) 1 FortisAlberta 35 - 35 37 - 37 (2) FortisBC Electric 11 - 11 11 - 11 - Other Electric (2) 33 - 33 32 - 32 1 58 - 58 58 - 58 - Non - Regulated Energy Infrastructure - 10 10 (4) 9 5 5 Corporate and Other (30) - (30) (38) - (38) 8 Common Equity Earnings 292 10 302 278 9 287 15 Weighted Average Shares (# millions) 464.9 - 464.9 437.4 - 437.4 27.5 EPS $0.63 $0.02 $0.65 $0.64 $0.02 $0.66 $(0.01) (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities Q3 2020 RESULTS BY SEGMENT

21 Third Quarter September Year - to - Date Variance Analysis by Segment ($millions, except weighted average shares and EPS) Sept YTD 2020 Adjustment Adjusted Sept YTD 2020 (1) Sept YTD 2019 Adjustment Adjusted Sept YTD 2019 (1) Adjusted Sept YTD Variance Regulated – Independent Electric Transmission ITC 340 (27) 313 300 - 300 13 Regulated – US Electric & Gas UNS Energy 257 - 257 254 - 254 3 Central Hudson 56 - 56 55 - 55 1 313 - 313 309 - 309 4 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 101 - 101 88 - 88 13 FortisAlberta 100 - 100 98 - 98 2 FortisBC Electric 43 - 43 42 - 42 1 Other Electric (2) 80 - 80 84 - 84 (4) 324 - 324 312 - 312 12 Non - Regulated Energy Infrastructure (3) 12 11 23 12 13 25 (2) Corporate and Other (111) 13 (98) 376 (484) (108) 10 Common Equity Earnings 878 (3) 875 1,309 (471) 838 37 Weighted Average Shares (# millions) 464.4 - 464.4 433.3 - 433.3 31.1 EPS $1.89 $(0.01) $1.88 $3.02 $(1.09) $1.93 $(0.05) (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities (3) September year - to - date 2019 earnings for Non - Regulated Energy Infrastructure include $9 million in earnings from the Waneta Exp ansion up to the April 16, 2019 date of disposition.. SEPTEMBER YEAR - TO - DATE 2020 RESULTS BY SEGMENT

ADJUSTED EARNINGS RECONCILIATION

Non-US GAAP Reconciliation						
($millions, except as indicated)	Q3 2020	Q3 2019	Variance	Sept YTD 2020	Sept YTD 2019	Variance
Common Equity Earnings	292	278	14	878	1,309	(431)
Adjusting Items:						
May 2020 FERC Order[1]	-	-	-	(27)	-	(27)
Anti-hybrid tax regulations[2]	-	-	-	13	-	13
Unrealized loss on mark-to-market of derivatives[3]	10	9	1	11	13	(2)
Gain on disposition[4]	-	-	-	-	(484)	484
Adjusted Common Equity Earnings	302	287	15	875	838	37
Adjusted Basic EPS	$0.65	$0.66	$(0.01)	$1.88	$1.93	$(0.05)

(1) Reversal of regulatory liabilities accrued in prior years as a result of an order from FERC in May 2020 establishing a new base ROE, included in the ITC segment
(2) Reversal of a tax recovery, originally recognized in 2019, due to the finalization of anti-hybrid tax regulations in April 2020 associated with U.S. tax reform, included in the Corporate and Other segment
(3) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment
(4) Gain on sale of the Waneta Expansion, net of expenses, in April 2019, included in the Corporate and Other segment

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2020 - 2025 RATE BASE BY SEGMENT (1) US dollar - denominated rate base translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Fortis has an 80.1% controlling ownership interest in ITC, rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. 23 Rate Base (1) ($billions) 2020F 2021F 2022F 2023F 2024F 2025F 5 - Year CAGR to 2025 Regulated - Independent Electric Transmission ITC (2) 9.4 9.9 10.6 11.3 11.9 12.5 6.0% Regulated - US Electric & Gas UNS Energy 5.6 6.2 6.7 7.0 7.3 7.6 6.2% Central Hudson 2.1 2.3 2.5 2.7 3.0 3.2 9.3% Total Regulated - US Electric & Gas 7.7 8.5 9.2 9.7 10.3 10.8 7.1% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 5.0 5.2 5.4 5.7 6.2 6.8 6.2% FortisAlberta 3.7 3.8 3.9 4.0 4.1 4.2 3.0% FortisBC Electric 1.4 1.5 1.5 1.6 1.7 1.7 3.8% Other Electric (3) 3.0 3.3 3.7 4.1 4.1 4.3 6.8% Total Regulated - Canadian & Caribbean Electric & Gas 13.1 13.8 14.5 15.4 16.1 17.0 5.3% Total Rate Base Forecast 30.2 32.2 34.3 36.4 38.3 40.3 6.0%

Capital Forecast (1) ($millions) 2021F 2022F 2023F 2024F 2025F 2021 - 2025 TOTAL Regulated - Independent Electric Transmission ITC 1,000 1,007 993 1,107 993 5,100 Regulated - US Electric & Gas UNS Energy 749 781 840 853 547 3,770 Central Hudson 306 416 409 346 310 1,787 Total Regulated - US Electric & Gas 1,055 1,197 1,249 1,199 857 5,557 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 467 569 671 788 1,238 3,733 FortisAlberta 346 367 413 438 468 2,032 FortisBC Electric 153 130 112 111 132 638 Other Electric (2) 721 560 453 368 307 2,409 Total Regulated - Canadian & Caribbean Electric & Gas 1,687 1,626 1,649 1,705 2,145 8,812 Non - Regulated 71 13 17 21 46 168 Total Capital Forecast 3,813 3,843 3,908 4,032 4,041 19,637 (1) US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Comprises Eastern Canadian and Caribbean electric utilities. 24 2021 - 2025 CAPITAL PLAN BY SEGMENT

MAJOR CAPITAL PROJECTS

	($ Millions)	2020 Forecast(1)	2021-2025 Plan(1)	Expected Year of Completion
	ITC Multi-Value Regional Transmission Projects	12	261	2023
	ITC 34.5 kV to 69 kV Transmission Conversion Project	99	148	Post-2025
	UNS Vail to Tortolita (2)	-	244	2023
	UNS Oso Grande(3)	514	-	2021
	FortisBC Eagle Mountain Woodfibre Gas line Project (4)	-	350	2025
	FortisBC Transmission Integrity Management Capabilities Project	6	441	Post-2025
	FortisBC Inland Gas Upgrades Project	46	230	2025
	FortisBC Tilbury 1B	1	376	2025
NEW	FortisBC Tilbury Resiliency Tank	9	209	Post-2025
NEW	FortisBC Advanced Metering Infrastructure	-	247	Post-2025
	Wataynikaneyap Transmission Power Project(5)	212	479	2023



Major Capital Projects 15%
Smaller Projects 85%

Note: Major capital projects are defined as projects, other than ongoing maintenance projects, individually costing $200 million or more. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.

(1) U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD exchange rate of 1.36 for 2020 and 1.32 for 2021 through 2025.
(2) The Vail to Tortolita transmission project was previously disclosed as a phase of the Southline Transmission Project.
(3) Construction began in 2019 and the project is expected to be commissioned in 2021.
(4) Capital plan is net of customer contributions.
(5) Represents Fortis' 39% share of the estimated capital spending for the project, including deferred development costs.

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INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	Moody's	DBRS
Fortis Inc.	A-[(1)]	Baa3	BBB (High)
ITC Holdings Corp.	A-[(1)]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	A-	A3	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.



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Note: Debt as at September 30, 2020 and excludes any new debt issuances during the forecast period. Excludes repayments of fi nan ce leases along with the current portion of credit facilities, which are assumed to be extended by one - year annually. 27 MANAGEABLE DEBT MATURITIES - 0.5 1.0 1.5 2.0 2021F 2022F 2023F 2024F 2025F Fortis Fortis Subsidiaries 5 - Year Average ~$0.9B $ billions

~82% OF REVENUES PROTECTED BY REGULATORY MECHANISMS OR FROM RESIDENTIAL SALES

2019 REVENUES



19%
18%
63%

- Revenues Protected by Regulatory Mechanisms [1]
- Residential Revenues Not Protected by Regulatory Mechanisms [2]
- Commercial and Industrial Revenues Not Protected by Regulatory Mechanisms [3]

EPS SENSITIVITY

Annual EPS Impact ($)	UNS Energy	Other Electric
+/- 1% Residential Sales	+/- $0.008	+/- $0.006
+/- 1% Commercial and Industrial Sales	+/- $0.008	+/- $0.004



(1) Includes regulatory mechanisms at ITC, Central Hudson, FortisBC, and 85% of FortisAlberta's revenues which are based on fixed-billing determinants. Also includes wholesale/other revenues at UNS that do not have a significant impact on earnings and are primarily returned to customers through regulatory mechanisms.

(2) Residential revenues not protected by regulatory mechanisms from change in sales with 9% at UNS and 10% at Other Electric in 2019.

(3) Commercial and Industrial revenues not protected by regulatory mechanisms from change in sales with 9% at UNS and 9% at Other Electric in 2019.

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COVID-19 Q3 SALES AND LOAD TRENDS:
SALES UP ~3% AT UTILITIES NOT PROTECTED BY REGULATORY MECHANISMS

	REGULATORY MECHANISMS PROTECTING CHANGES	Q3 2020 VS. Q3 2019 SALES TRENDS
ITC (A Fortis Company)	✓	• Peak load increased ~1% including weather impacts
Central Hudson (A Fortis Company)	✓	• Electric sales up ~3% • Minimal exposure to commercial and industrial sales
Western Canada	✓	• In B.C., gas sales down ~12% due to lower consumption by transportation customers, partially offset by higher residential consumption; electric sales up ~4% due to residential customers • In Alberta sales down ~6%; ~85% of revenue based on fixed-billing determinants
UNS Energy Corporation (A Fortis Company)	X	• Residential sales increased ~13% mainly due to weather • Commercial and industrial sales down ~3% • Overall retail sales increased ~5%, excluding weather impacts sales up ~1%
Other Electric	X	• No material change in Eastern Canada as residential sales increased ~6% and commercial sales decreased ~5% • ~10% decrease in the Caribbean, reflecting a 19% decrease in commercial sales



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COVID-19: OTHER FINANCIAL IMPLICATIONS

Defined Benefit Pension Plan

- ✓ ~46% of assets invested in fixed income
- ✓ ~88% of $3.2B plan assets funded at December 31, 2019
- ✓ ~80% of pension assets subject to regulatory mechanisms
  - UNS pension plan assets (~$0.6B) not subject to automatic regulatory mechanisms
  - Impact of asset valuation on future pension expense depends on asset valuations as of December 31st

Certain U.S. Retirement Benefits

- ✓ Certain retirement benefits funded through trusts and are subject to market volatility each quarter
  - Decline in market values in the first nine months resulted in a ~$0.02 EPS decline year-over-year for UNS
  - Minimal impact at other utilities as assets are more heavily invested in fixed income

Foreign Exchange – Earnings & Capital Plan

- ✓ 65%(1) of earnings and 60% of 5-year $19.6B capital plan from U.S. and Caribbean
- ✓ Foreign exchange sensitivity for every 5-cent change in USD:CAD exchange rate:
  - Average Annual EPS – $0.06
  - 5-year Capital Plan – $400M

Credit Losses

- ✓ Potential for recovery of credit losses through extraordinary riders in regulatory mechanisms
  - FortisBC received approval for recovery in June 2020
- ✓ FortisAlberta and ITC collect revenues from retail energy providers and distribution utilities reducing collection risk vs. end-use customers.
  - Together they represent ~30% of annual revenues

(1) Non-US GAAP Measure. Data as of December 31, 2019.

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